pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture/ pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Presentation Posted

Vancouver BC,  December 15, 2016:  Pacific Booker Minerals Inc. is announcing the posting of a powerpoint presentation, titled Misinformation in the 2012 Decision, on the Company’s website.  We have compiled a response to the Recommendation of the Executive Director, (Derek Sturko, Associate Deputy Minister and Executive Director EAO, dated September 20, 2012) which was detailed on the final two pages of the report.  There are misstatements in the recommendation that have been addressed in subsequent responses to the BCEAO, but a concise, plain language response that we believe can be readily understood by any viewer has not previously been presented.  The presentation is available on our website at

http://www.pacificbooker.com/pdf/corporate_presentation.pdf.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.